SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

New Fortress Energy Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

644393100

(CUSIP Number)

Mi Hong Yoon
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11
Bermuda
+1 (441) 295-4705

with a copy to:

David P. Oelman
Jessica M. Lewis
Vinson & Elkins L.L.P.
845 Texas Avenue, Suite 4700
Houston, Texas 77002
(713) 758-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644393100

1	NAME OF REPORTING PERSON
Golar LNG Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
12,427,451

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
12,427,451

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,427,451*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.01%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Calculation of percentage based on a total of 206,863,242 Class A Common Shares (as defined in Item 1) issued and outstanding as of February 24, 2022.

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CUSIP No. 644393100

Explanatory Note

This Amendment No. 1 to Schedule 13D relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of New Fortress Energy Inc., a Delaware corporation (the “Issuer”) and amends and supplements the information set forth in the Schedule 13D filed by the Reporting Person with the United States Securities and Exchange Commission on April 23, 2021 (the “Original Schedule 13D” and as so amended, the “Schedule 13D”).

Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2.	Identity and Background

(a., b., c. and f.) This Schedule 13D is being filed on behalf of Golar LNG Limited, a Bermuda corporation (“Golar”). Golar is referred to as the “Reporting Person.”

(i)          Golar: The address of Golar’s principal place of business is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda. The principal business of Golar is to provide infrastructure for the liquefaction, transportation and regasification of liquefied natural gas (“LNG”). Golar is engaged in the acquisition, ownership, operation and chartering of floating liquefaction vessels, floating storage and regasification units and LNG carriers. Golar also operates external vessels, under management agreements, comprising fourteen vessels for the Issuer and one vessel for LNG Hrvatska.

The name, citizenship, residence or business address and present principal occupation of each director and executive officer of Golar and the name, principal business and address of any corporation or other organization in which their employment is conducted is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Golar. If no business address is given, the director’s or executive officer’s business address is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda.

Tor Olav Trøim	Chairman	Mr. Trøim is a citizen of Norway.
Daniel Rabun	Director	Mr. Rabun is a citizen of the United States of America.
Thorleif Egeli	Director	Mr. Egeli is a citizen of Norway.
Carl Steen	Director	Mr. Steen also serves as a director of Wilhemsen Holding ASA and RS Platou ASA. Mr. Steen is a citizen of Norway.
Niels Stolt-Nielsen	Director	Mr. Stolt-Nielsen is also the director and chief executive officer of Stolt-Nielsen Limited and is the Chairman and founding investor of Avance Gas. Mr. Stolt Nielsen is a citizen of Norway.
Lori Wheeler Naess	Director	Ms. Wheeler Naess is a citizen of the United States of America.
Georgina Sousa	Director	Ms. Sousa is a citizen of the United Kingdom.
Karl Fredrik Staubo	Chief Executive Officer of Golar Management	Mr. Staubo is a citizen of Norway.
Eduardo Maranhão	Chief Financial Officer of Golar Management	Mr. Maranhão is a citizen of Brazil.
Øistein Dahl	Chief Operating Officer and Managing Director of Golar Management Norway AS	Mr. Dahl is a citizen of Norway.
Olve Skjeggedal	Chief Technical Officer of Golar Management Norway	Mr. Skjeggedal is a citizen of Norway.

(d. and e.) To the best knowledge of the Reporting Person, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 5.	Interest in Securities of the Issuer.

(a.) – (b.) The aggregate number and percentage of Class A Common Shares beneficially owned by the Reporting Person (on the basis of a total of 206,863,242 Class A Common Shares outstanding as of February 24, 2022 as reported by the Issuer in its Annual Report on Form 20-F for the year ended December 31, 2021), are as follows:

(a.)          Amount beneficially owned: 12,427,451          Percentage: 6.01%

(b.)          Number of Class A Common Shares to which the Reporting Person have:

i.            Sole power to vote or to direct the vote: 12,427,451

ii.           Shared power to vote or to direct the vote: 0

iii.          Sole power to dispose or to direct the disposition of: 12,427,451

iv.          Shared power to dispose or to direct the disposition of: 0

(c.)          To the best knowledge of the Reporting Person, no transactions were effected by the Reporting Person during the past 60 days other than the transactions described herein.

(d.)          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Common Shares beneficially owned by the Reporting Person, other than as described herein.

(e.)          Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 6, 2022	GOLAR LNG LIMITED

	By:	/s/ Eduardo Maranhão
	Name:	Eduardo Maranhão
	Title:	Chief Financial Officer

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